

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

<u>Via E-mail</u>
Mr. Robert W. Lewey
Senior Vice President and Chief Financial Officer
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

      Re: Integrated Electrical Services, Inc.
              Form 10-K
              Filed December 19, 2013
              File No. 1-13783

Dear Mr. Lewey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Terence O'Brien

                                         Terence O'Brien
                                         Branch Chief